================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                         Commission file number 1-13916


           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                              (Full title of plan)


                      Union Pacific Resources Group, Inc.
                               777 N. Main Street
                            Fort Worth, Texas 76102
           (Name and address of principal executive office of issuer)


The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Union Pacific Resources Group Inc.
                                    Employees' Thrift Plan


Date: June 29, 1999                 /s/ Anne M. Franklin
                                    ---------------------------
                                    By: Anne M. Franklin
                                        Plan Administrator

           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
                 TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND
                             ADDITIONAL INFORMATION


                                                                                                              Page
                                                                                                              ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ......................................................................1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits with Fund Information
      As of December 31, 1998 .................................................................................2

  Statement of Net Assets Available for Benefits with Fund Information
      As of December 31, 1997 .................................................................................3

  Statement of Changes in Net Assets Available for Benefits with Fund Information
      For the Year Ended December 31, 1998 ....................................................................4

  Statement of Changes in Net Assets Available for Benefits with Fund Information
      For the Year Ended December 31, 1997 ....................................................................5

  Notes to Financial Statements ...............................................................................6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1998:

  Schedule I - Supplemental Schedule of Assets Held for Investment Purposes ..................................14

  Schedule II - Supplemental Schedule of Reportable Transactions .............................................15

EXHIBIT:

   23.1 Consent of Independent Public Accountants........ ....................................................16

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Participants of the
Union Pacific Resources Group Inc. Employees' Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended December 31, 1998 and 1997. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employees' Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Fort Worth, Texas
June 25, 1999

           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1998

                                                                        PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------
                                                           500
                               TOTAL       UPR FIXED      INDEX          U.S.                   INTERNATIONAL      BOND
                               PLAN         INCOME         FUND         GROWTH      WELLINGTON      GROWTH        INDEX
                           ------------  ------------  ------------  ------------  ------------ -------------  ------------
ASSETS:
Receivables
  Contributions - UPR      $  6,956,693  $         --  $         --  $         --  $         --  $         --  $         --
  Dividends & other             184,406
Investments at fair value
   (Note 3)
   Investment in mutual
   funds                    174,388,124    35,638,943    78,309,902    22,591,939    16,721,904     8,740,541     4,332,798
   Investment in
   unallocated GICs           9,288,240     9,288,240
   Investment in stock
   funds
       UPC stock fund        12,913,725
       UPRG stock fund        6,690,697
       PAYSOP                   848,610
   Investment in common
   stocks
       UPRG common
       stock, earned          5,255,636
       UPRG common
       stock, unearned       28,150,137
   Participant loan
   balances                   5,562,857
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

Total assets                250,239,125    44,927,183    78,309,902    22,591,939    16,721,904     8,740,541     4,332,798
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

LIABILITIES (Note 4):
Interest payable              1,512,802

Note payable                 86,291,322
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

Total liabilities            87,804,124            --            --            --            --            --            --
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:              $162,435,001  $ 44,927,183  $ 78,309,902  $ 22,591,939  $ 16,721,904  $  8,740,541  $  4,332,798
                           ============  ============  ============  ============  ============  ============  ============


                                                        PARTICIPANT DIRECTED
                           ----------------------------------------------------------------------------------
                              PRIME        SMALL/          UPC          UPRG
                              MONEY        MIDCAP         STOCK         STOCK                        LOAN
                              MARKET      PORTFOLIO        FUND         FUND          PAYSOP         FUND
                           ------------  ------------  ------------  ------------  ------------  ------------

ASSETS:
Receivables
  Contributions - UPR      $         --  $         --  $         --  $         --  $         --  $         --
  Dividends & other
Investments at fair value
   (Note 3)
   Investment in mutual
   funds                      5,642,799     2,395,907
   Investment in
   unallocated GICs
   Investment in stock
   funds
       UPC stock fund                                    12,913,725
       UPRG stock fund                                                  6,690,697
       PAYSOP                                                                           848,610
   Investment in common
   stocks
       UPRG common
       stock, earned
       UPRG common
       stock, unearned
   Participant loan
   balances                                                                                         5,562,857
                           ------------  ------------  ------------  ------------  ------------  ------------

Total assets                  5,642,799     2,395,907    12,913,725     6,690,697       848,610     5,562,857
                           ------------  ------------  ------------  ------------  ------------  ------------

LIABILITIES (Note 4):
Interest payable

Note payable
                           ------------  ------------  ------------  ------------  ------------  ------------

Total liabilities                    --            --            --            --            --            --
                           ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:              $  5,642,799  $  2,395,907  $ 12,913,725  $  6,690,697  $    848,610  $  5,562,857
                           ============  ============  ============  ============  ============  ============




                                  UPRG ESOP
                           --------------------------
                            Allocated    Unallocated
                           ------------  ------------

ASSETS:
Receivables
  Contributions - UPR      $         --  $  6,956,693
  Dividends & other                           184,406
Investments at fair value
   (Note 3)
   Investment in mutual
   funds                         13,391
   Investment in
   unallocated GICs
   Investment in stock
   funds
       UPC stock fund
       UPRG stock fund
       PAYSOP
   Investment in common
   stocks
       UPRG common
       stock, earned          5,255,636
       UPRG common
       stock, unearned                     28,150,137
   Participant loan
   balances
                           ------------  ------------

Total assets                  5,269,027    35,291,236
                           ------------  ------------

LIABILITIES (Note 4):
Interest payable                            1,512,802

Note payable                               86,291,322
                           ------------  ------------

Total liabilities                    --    87,804,124
                           ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:              $  5,269,027  $(52,512,888)
                           ============  ============



    The accompanying notes are an integral part of this financial statement.

           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            AS OF DECEMBER 31, 1997


                                                                            PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------
                                                           500
                               TOTAL       UPR FIXED      INDEX          U.S.                   INTERNATIONAL     BOND
                               PLAN         INCOME         FUND         GROWTH      WELLINGTON      GROWTH        INDEX
                           ------------  ------------  ------------  ------------  ------------ -------------  ------------

ASSETS:
Receivables
  Contributions - UPR      $  3,773,103  $         --  $         --  $         --  $         --  $         --  $         --
  Dividends & other             186,004
Investments at fair value
  (Note 3)
  Investment in mutual
  funds                     134,941,992    25,366,227    64,805,384    15,986,026    14,760,211     9,107,623     2,704,175
  Investment in
  unallocated GICs           17,265,301    17,265,301
  Investment in stock
  funds
       UPC stock fund        20,157,793
       UPRG stock fund       14,996,379
       PAYSOP                 2,350,970
   Investment in common
   stocks
       UPRG common
       stock, earned          4,761,779
       UPRG common
       stock, unearned       84,938,171
   Participant loan
   balances                   5,625,594
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------
Total assets                288,997,086    42,631,528    64,805,384    15,986,026    14,760,211     9,107,623     2,704,175
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

LIABILITIES (Note 4):
Interest payable              1,856,222
Note payable                102,203,863
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

Total liabilities           104,060,085            --            --            --            --            --            --
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:              $184,937,001  $ 42,631,528  $ 64,805,384  $ 15,986,026  $ 14,760,211  $  9,107,623  $  2,704,175
                           ============  ============  ============  ============  ============  ============  ============


                                                     PARTICIPANT DIRECTED
                          ----------------------------------------------------------------------------------
                             PRIME        SMALL/          UPC          UPRG
                             MONEY        MIDCAP         STOCK         STOCK                        LOAN
                             MARKET      PORTFOLIO        FUND         FUND          PAYSOP         FUND
                          ------------  ------------  ------------  ------------  ------------  ------------

ASSETS:
Receivables
  Contributions - UPR     $         --  $         --  $         --  $         --  $         --  $         --
  Dividends & other
Investments at fair value
  (Note 3)
  Investment in mutual
  funds                      1,320,990       891,356
  Investment in
  unallocated GICs
  Investment in stock
  funds
       UPC stock fund                                   20,157,793
       UPRG stock fund                                                14,996,379
       PAYSOP                                                                        2,350,970
   Investment in common
   stocks
       UPRG common
       stock, earned
       UPRG common
       stock, unearned
   Participant loan
   balances                                                                                        5,625,594
                          ------------  ------------  ------------  ------------  ------------  ------------
Total assets                 1,320,990       891,356    20,157,793    14,996,379     2,350,970     5,625,594
                          ------------  ------------  ------------  ------------  ------------  ------------

LIABILITIES (Note 4):
Interest payable
Note payable
                          ------------  ------------  ------------  ------------  ------------  ------------

Total liabilities                   --            --            --            --            --            --
                          ------------  ------------  ------------  ------------  ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:             $  1,320,990  $    891,356  $ 20,157,793  $ 14,996,379  $  2,350,970  $  5,625,594
                          ============  ============  ============  ============  ============  ============


                                  UPRG ESOP
                          --------------------------
                           Allocated    Unallocated
                          ------------  ------------

ASSETS:
Receivables
  Contributions - UPR     $         --  $  3,773,103
  Dividends & other             10,384       175,620
Investments at fair value
  (Note 3)
  Investment in mutual
  funds
  Investment in
  unallocated GICs
  Investment in stock
  funds
       UPC stock fund
       UPRG stock fund
       PAYSOP
   Investment in common
   stocks
       UPRG common
       stock, earned         4,761,779
       UPRG common
stock, unearned                           84,938,171
   Participant loan
balances
                          ------------  ------------
Total assets                 4,772,163    88,886,894
                          ------------  ------------

LIABILITIES (Note 4):
Interest payable                           1,856,222
Note payable                             102,203,863
                          ------------  ------------

Total liabilities                   --   104,060,085
                          ------------  ------------

NET ASSETS AVAILABLE
FOR BENEFITS:             $  4,772,163  $(15,173,191)
                          ============  ============



    The accompanying notes are an integral part of this financial statement.

           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                            PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------
                                                           500
                               TOTAL       UPR FIXED      INDEX          U.S.                    INTERNATIONAL    BOND
                               PLAN         INCOME         FUND         GROWTH      WELLINGTON      GROWTH        INDEX
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

INVESTMENT INCOME:

DIVIDEND & INTEREST        $  9,611,677  $  2,706,600  $  1,232,627  $  1,410,969  $  1,845,066  $    173,396  $    224,287

NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS        (49,594,162)        6,405    16,779,956     4,977,293       (57,230)    1,188,332        47,200

CONTRIBUTIONS BY:
PARTICIPANTS                  8,913,081     1,633,768     2,625,249     1,869,768     1,242,185       700,243       238,470
UPR                          25,537,400

ALLOCATION OF  396,383
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE         6,263,696

NET TRANSFERS BETWEEN
FUNDS                                         814,045    (3,972,703)     (772,835)      (99,748)   (2,095,377)    1,375,543

                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

TOTAL ADDITIONS                 731,692     5,160,818    16,665,129     7,485,195     2,930,273       (33,406)    1,885,500
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

INTEREST EXPENSE              6,847,278

ALLOCATION OF 396,383
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE          6,263,696

WITHDRAWALS BY
PARTICIPANTS
                             10,122,718     2,865,163     3,160,611       879,282       968,580       333,676       256,877
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

TOTAL DEDUCTIONS
                             23,233,692     2,865,163     3,160,611       879,282       968,580       333,676       256,877
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)     (22,502,000)    2,295,655    13,504,518     6,605,913     1,961,693      (367,082)    1,628,623

NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR           184,937,001    42,631,528    64,805,384    15,986,026    14,760,211     9,107,623     2,704,175
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

END OF YEAR                $162,435,001  $ 44,927,183  $ 78,309,902  $ 22,591,939  $ 16,721,904  $  8,740,541  $  4,332,798
                           ============  ============  ============  ============  ============  ============  ============


                                                               PARTICIPANT DIRECTED
                          ----------------------------------------------------------------------------------
                             PRIME        SMALL/          UPC          UPRG
                             MONEY        MIDCAP         STOCK         STOCK                        LOAN
                             MARKET      PORTFOLIO        FUND         FUND          PAYSOP         FUND
                          ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME:

DIVIDEND & INTEREST       $    161,992  $     83,790  $    322,626  $    135,245  $     19,016  $    470,479

NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS                         (45,942)   (5,488,218)   (9,395,554)   (1,440,850)

CONTRIBUTIONS BY:
PARTICIPANTS                   345,048       258,350
UPR

ALLOCATION OF  396,383
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE

NET TRANSFERS BETWEEN
FUNDS                        3,927,229     1,237,029    (1,421,439)    1,319,108                    (295,877)
                          ------------  ------------  ------------  ------------  ------------  ------------
TOTAL ADDITIONS              4,434,269     1,533,227    (6,587,031)   (7,941,201)   (1,421,834)      174,602
                          ------------  ------------  ------------  ------------  ------------  ------------

INTEREST EXPENSE

ALLOCATION OF 396,383
SHARES OF UPR COMMON
STOCK, AT FAIR VALUE

WITHDRAWALS BY
PARTICIPANTS                   112,460        28,676       657,037       364,481        80,526       237,339
                          ------------  ------------  ------------  ------------  ------------  ------------

TOTAL DEDUCTIONS               112,460        28,676       657,037       364,481        80,526       237,339
                          ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)      4,321,809     1,504,551    (7,244,068)   (8,305,682)   (1,502,360)      (62,737)

NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR            1,320,990       891,356    20,157,793    14,996,379     2,350,970     5,625,594
                          ------------  ------------  ------------  ------------  ------------  ------------
END OF YEAR               $  5,642,799  $  2,395,907  $ 12,913,725  $  6,690,697  $    848,610  $  5,562,857
                          ============  ============  ============  ============  ============  ============


                                  UPRG ESOP
                          --------------------------
                           Allocated    Unallocated
                          ------------  ------------

INVESTMENT INCOME:

DIVIDEND & INTEREST       $     67,369  $    758,215

NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS        (5,641,216)  (50,524,338)

CONTRIBUTIONS BY:
PARTICIPANTS
UPR                                       25,537,400

ALLOCATION OF  396,383
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE         6,263,696

NET TRANSFERS BETWEEN
FUNDS                          (14,975)
                          ------------  ------------
TOTAL ADDITIONS                674,874   (24,228,723)
                          ------------  ------------
INTEREST EXPENSE                           6,847,278

ALLOCATION OF  396,383
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE                       6,263,696

WITHDRAWALS BY
PARTICIPANTS                   178,010
                          ------------  ------------

TOTAL DEDUCTIONS               178,010    13,110,974
                          ------------  ------------

NET INCREASE(DECREASE)         496,864   (37,339,697)

NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR            4,772,163   (15,173,191)
                          ------------  ------------
END OF YEAR               $  5,269,027  $(52,512,888)
                          ============  ============


    The accompanying notes are an integral part of this financial statement.

           UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                            PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------
                                                           500
                               TOTAL       UPR FIXED      INDEX          U.S.                    INTERNATIONAL    BOND
                               PLAN         INCOME         FUND         GROWTH      WELLINGTON      GROWTH        INDEX
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

INVESTMENT INCOME:

DIVIDEND & INTEREST        $  8,476,603  $  2,864,406  $  1,346,880  $    617,327  $  1,231,648  $    386,778  $    137,310

NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS         (1,786,992)       (4,332)   14,578,548     2,471,488     1,365,728      (122,269)       60,748

CONTRIBUTIONS BY:
PARTICIPANTS                  7,663,343     1,710,673     2,241,889     1,519,032     1,090,646       777,554       217,893
UPR                          14,167,804

ALLOCATION OF  197,395
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE          5,085,958

NET TRANSFERS BETWEEN
FUNDS                                      (2,988,883)      993,090       486,105       478,802       (68,187)      882,452
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

TOTAL ADDITIONS              33,606,716     1,581,864    19,160,407     5,093,952     4,166,824       973,876     1,298,403
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

INTEREST EXPENSE              7,709,216

ALLOCATION OF  197,395
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE          5,085,958

WITHDRAWALS BY
PARTICIPANTS                  7,276,240     2,109,944     2,420,618       242,389       285,200       159,302       168,185
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

TOTAL DEDUCTIONS
                             20,071,414     2,109,944     2,420,618       242,389       285,200       159,302       168,185
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE(DECREASE)       13,535,302      (528,080)   16,739,789     4,851,563     3,881,624       814,574     1,130,218

NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR           171,401,699    43,159,608    48,065,595    11,134,463    10,878,587     8,293,049     1,573,957
                           ------------  ------------  ------------  ------------  ------------  ------------  ------------

END OF YEAR                $184,937,001  $ 42,631,528  $ 64,805,384  $ 15,986,026  $ 14,760,211  $  9,107,623  $  2,704,175
                           ============  ============  ============  ============  ============  ============  ============


                                                               PARTICIPANT DIRECTED
                          ----------------------------------------------------------------------------------
                             PRIME        SMALL/          UPC          UPRG
                             MONEY        MIDCAP         STOCK         STOCK                        LOAN
                             MARKET      PORTFOLIO        FUND         FUND          PAYSOP         FUND
                          ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME:

DIVIDEND & INTEREST       $     65,254  $     77,721  $    442,496  $    128,560  $     20,192  $    418,001

NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS                         (70,667)      906,114    (2,903,364)     (496,170)

CONTRIBUTIONS BY:
PARTICIPANTS                    86,182        19,474
UPR

ALLOCATION OF  197,395
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE

NET TRANSFERS BETWEEN
FUNDS                          155,001       865,226    (2,071,963)    1,017,567                     251,376
                          ------------  ------------  ------------  ------------  ------------  ------------

TOTAL ADDITIONS                306,437       891,754      (723,353)   (1,757,237)     (475,978)      669,377
                          ------------  ------------  ------------  ------------  ------------  ------------

INTEREST EXPENSE

ALLOCATION OF  197,395
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE

WITHDRAWALS BY
PARTICIPANTS                    40,677           398       962,694       672,423        90,894        97,272
                          ------------  ------------  ------------  ------------  ------------  ------------

TOTAL DEDUCTIONS                40,677           398       962,694       672,423        90,894        97,272
                          ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE(DECREASE)         265,760       891,356    (1,686,047)   (2,429,660)     (566,872)      572,105

NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR            1,055,230            --    21,843,840    17,426,039     2,917,842     5,053,489
                          ------------  ------------  ------------  ------------  ------------  ------------

END OF YEAR               $  1,320,990  $    891,356  $ 20,157,793  $ 14,996,379  $  2,350,970  $  5,625,594
                          ============  ============  ============  ============  ============  ============


                                  UPRG ESOP
                          --------------------------
                           Allocated    Unallocated
                          ------------  ------------

INVESTMENT INCOME:

DIVIDEND & INTEREST       $     21,144  $    718,886

NET APPRECIATION/
(DEPRECIATION) IN FAIR
VALUE OF INVESTMENTS          (308,109)  (17,264,707)

CONTRIBUTIONS BY:
PARTICIPANTS
UPR                                       14,167,804

ALLOCATION OF  197,395
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE         5,085,958

NET TRANSFERS BETWEEN
FUNDS                             (586)
                          ------------  ------------

TOTAL ADDITIONS              4,798,407    (2,378,017)
                          ------------  ------------

INTEREST EXPENSE                           7,709,216

ALLOCATION OF  197,395
SHARES OF  UPR COMMON
STOCK, AT FAIR VALUE                       5,085,958

WITHDRAWALS BY
PARTICIPANTS                    26,244
                          ------------  ------------

TOTAL DEDUCTIONS                26,244    12,795,174
                          ------------  ------------

NET INCREASE(DECREASE)       4,772,163   (15,173,191)

NET ASSETS AVAILABLE
FOR BENEFITS:
BEGINNING OF YEAR                   --            --
                          ------------  ------------

END OF YEAR               $  4,772,163  $(15,173,191)
                          ============  ============



    The accompanying notes are an integral part of this financial statement.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1. PLAN DESCRIPTION

The following description of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan covering: a) all regular full-time, non-agreement employees, b) agreement employees whose union contracts allow for their participation, and c) regular part-time employees of Union Pacific Resources Group Inc. (the "Company" or "UPR") who have completed twelve months of service and worked at least 1,000 hours. The Board of Directors of the Company and the Plan Administrator control and manage the operation and administration of the Plan. Additionally, the Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In October 1995, the Company sold approximately 17% of its common stock in an initial public offering (the "Offering"). Prior to consummation of the Offering, the Company was wholly owned by Union Pacific Corporation ("UPC"). Following the Offering and until October 15, 1996, UPC owned approximately 83% of the Company's outstanding common stock. Concurrent with the Offering, UPC announced its intention to distribute its remaining ownership interest in the Company to its shareholders as a dividend by means of a tax-free distribution (the "Distribution"). On October 15, 1996, the Distribution was consummated. At that time, the participants in the Plan received .846946 of a share of the Company's Common Stock for each share of UPC common stock held in the participants' accounts. The participants, upon consummation of the Distribution, received 343,736 shares at 27.875 per share.

Effective as of January 1, 1997, the Company added a leveraged employee stock ownership feature to the Plan (the "UPRG ESOP") (see Note 4). The UPRG ESOP operates as a leveraged employee stock ownership plan, and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "IRC"), as amended.

Contributions

The Plan permits a participant to make annual employee contributions to the Plan on a before-tax or after-tax basis. A participant's aggregate before-tax or after-tax contributions may not exceed 13% of the participant's annual compensation. The before-tax contributions meet the requirements of section 401(k) of the IRC, so that amounts contributed will not be included in the participant's income for federal income tax purposes. Conversely, amounts contributed to the Plan on an after-tax basis will be included in the participant's income for federal income tax purposes. Aggregate monthly employee contributions may be invested entirely in the UPR Fixed Income Fund ("UPR Fixed Income"), Vanguard 500 Index Fund ("500 Index Fund"), Vanguard U.S. Growth Fund ("U.S.

Growth"), Vanguard Wellington Fund ("Wellington"), Vanguard International Growth Fund ("International Growth"), Vanguard Total Bond Market Index Fund ("Bond Index"), Vanguard Prime Money Market Fund ("Prime Money Market"), Rainier Small/Mid Cap Equity Portfolio ("Small/Mid Cap Portfolio") or any combination thereof, in multiples of 5% in accordance with the personal election made by each employee. In prior years, the Plan provided for payroll based employee stock ownership plan contributions ("PAYSOP").

As of January 1, 1997, the Company is obligated to make contributions in cash to the UPRG ESOP which, when aggregated with the UPRG ESOP's dividend and interest earnings, equal the amount required to enable the UPRG ESOP to make the necessary principal and interest payments on its note payable to the Company (see Note 4). Shares of the Company's stock are allocated to participant accounts in amounts necessary to meet the Company's matching requirement equal to 200% of each participant's basic contribution, limited to 3% of the participant's annual compensation. From March 1, 1996 to December 31, 1996, all employer matching contributions were invested in the UPRG Stock Fund. Employer matching contributions prior to March 1, 1996, but subsequent to the Offering, were eligible to be invested in any of the available funds including the UPRG Stock Fund, in multiples of 5% in accordance with the personal election made by each employee. Prior to the Offering, employer contributions were eligible to be invested in any of the available funds, including the UPC Stock Fund, in multiples of 5% in accordance with the personal election made by each employee.

Participant Accounts

Participants' Plan accounts are maintained on a unit basis. Under this method, a participant's account value is expressed in units of participation by fund, representing an undivided interest in the underlying assets and income of the fund. The purchase or redemption price of the units is determined daily by Vanguard Fiduciary Trust Company (the "Trustee"), based on the current market values, or contract value in the case of Guaranteed Investment Contracts ("GICs"), of the underlying assets of the fund. The Plan's income is allocated to participants based on the proportion that each participant's account balance bears to the total of all participant account balances.

The number of fund units and their unit values at December 31, 1998 and 1997 were:

                                                         1998                   1997
                                                        ------                 ------
                                                             UNIT                    UNIT
                                                  UNITS      VALUE        UNITS      VALUE
                                                ---------  ----------   ---------  ----------
UPR Fixed Income Fund                           4,439,445  $    10.12   4,212,602  $    10.12
Vanguard 500 Index Fund                           687,230      113.95     719,500       90.07
Vanguard U.S. Growth Fund                         602,612       37.49     557,004       28.70
Vanguard Wellington Fund                          569,741       29.35     501,196       29.45
Vanguard International Growth Fund                465,665       18.77     555,682       16.39
Vanguard Total Bond Market  Index                 421,889       10.27     268,005       10.09
Vanguard Prime Money Market Fund                5,642,799        1.00   1,320,990        1.00
Rainier Small/Mid Cap Equity Portfolio            107,972       22.19      39,704       22.45
UPC Stock Fund                                  1,349,397        9.57   1,520,196       13.26
UPRG Stock Fund                                 1,623,956        4.12   1,362,069       11.01
PAYSOP                                            205,973        4.12     213,530       11.01
UPRG ESOP - Allocated                           1,783,339        2.97     602,546        7.92

Loans to Participants

The amount of a loan is limited to one-half of the vested value of a participant's account, excluding PAYSOP and subject to a $1,000 minimum and a maximum loan amount of $50,000 less the highest loan balance outstanding in the previous twelve months. As the loan is repaid, all principal and interest payments will be credited to the participant's accounts, excluding PAYSOP, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's most recent investment election, unless he or she directs otherwise to the extent permitted by the Plan. Participants' loans, which are secured by the participants' individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 6% to 10.5% and have terms ranging from 1 to 15 years. The number of loans outstanding at December 31, 1998 and 1997 was 522 and 543, respectively.

Vesting

Participants at all times have a 100% vested interest in their employee contributions plus actual earnings thereon and their PAYSOP account. A participant is 100% vested in the portion of his/her account derived from UPRG ESOP Matching Contributions made after January 1, 1997. A participant's interest in the portion of his/her account derived from Company Contributions and Matching Contributions prior to January 1, 1997 are 100% vested after five years of service. A participant's interest in pre-1997 Company Contributions and Matching Contributions will also become 100% vested if, while employed by the Company, the participant reaches age 65, dies, or sustains a total and permanent disability.

Payment of Benefits

A participant may elect to receive a final distribution under the Plan as either: a) a cash lump sum distribution, or b) monthly installments over a specified period of time not to exceed the lesser of: (i) ten calendar years, or (ii) the life expectancy of the participant or the joint life expectancy of the participant and his/her beneficiary. For benefit payments equal to or less than $5,000, the Plan Administrator may direct the Trustee to make a lump sum payment to the participant or beneficiary. Each distribution will be in cash, except that a participant may elect to have the portion of his/her account that is invested in the UPC Stock fund and the UPRG Stock fund distributed in full shares of stock. The portion of a participant's PAYSOP account and UPRG ESOP account will be distributed in full shares of stock provided, however, that a participant might elect to receive a distribution from these accounts in cash. All installment distributions will be made in cash. In-kind distributions will be lump sum and any fractional shares will be distributed in cash. A participant may make an in-service withdrawal from his/her account in accordance with the Plan's provisions.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such potential forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment the former participant fulfills certain requirements as defined in the Plan, the previously forfeited nonvested portion of the participant's account may be restored through Company contributions.

Amounts summarized below represent Company contributions forfeited for the year ended December 31, 1998 and 1997.

                                                         1998       1997
                                                       --------   --------
              Company contributions forfeited          $  8,704   $ 19,363
                                                       ========   ========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan have been maintained on the accrual basis in accordance with generally accepted accounting principles. The Plan is subject to the provisions of ERISA and the financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA, as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Investment Valuation and Income Recognition

The Plan's investments in shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at the year-end Daily Valuation. The Company stock funds are valued at their year-end unit closing price (comprised of year-end market prices plus uninvested cash position).

Investments in GICs are valued at contract value, which approximates fair value. Contract value represents cost plus reinvested interest. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

During the year ended December 31, 1998, participants were allowed to allocate their contributions among the following investment options:

UPR Fixed Income Fund: The fund is comprised of investments in GICs and the Vanguard Retirement Savings Trust. The estimated fair values of the GICs at December 31, 1998 and 1997 were $9,288,240 and $17,265,301, respectively. The crediting interest rates of the GICs at December 31, 1998 and 1997 ranged from 7.03% to 7.81% and from 6.05% to 7.85%, respectively. These rates are guaranteed and not subject to reset. The average yields, in the aggregate were approximately 7.13% for 1998 and approximately 7.09% for 1997. GICs are held with insurance companies rated at least AA by Standard & Poors and will mature on or before December 15, 1999. The respective insurance companies unconditionally guarantee the principal and interest. The Vanguard Retirement Savings Trust is composed of contracts issued by financial institutions and backed by high quality bonds and bond mutual funds. As the GICs expire, the proceeds will be reinvested in the Vanguard Retirement Savings Trust.

Vanguard 500 Index Fund: The fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard U.S. Growth Fund: The fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

Vanguard Wellington Fund: The fund seeks to provide income and long-term growth of capital without undue risk to capital by investing its assets in common stocks and fixed income securities.

Vanguard International Growth Fund: The fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Vanguard Total Bond Market Index Fund: The fund seeks to provide a high level of interest income by attempting to match the investment performance of the unmanaged Lehman Brothers Aggregate Bond Index.

Vanguard Prime Money Market Fund: The fund seeks to provide high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government and federal agencies.

Rainier Small/Mid Cap Equity Portfolio: The fund seeks long-term capital appreciation. The fund normally invests its assets in equities issued by companies with small and medium market capitalization.

Plan investments with a fair value greater than 5% of the Plan's net assets available for benefits are identified as follows:

                                                      December 31,
                                               --------------------------
                                                   1998           1997
                                               ------------  ------------
      UPR Fixed Income Fund
        Retirement Savings Trust Fund          $ 35,638,943  $ 25,366,227
        GICs                                      9,288,240    17,265,301
      Vanguard 500 Index Fund                    78,309,902    64,805,384
      Vanguard U.S. Growth Fund                  22,591,939    15,986,026
      Vanguard Wellington Fund                   16,721,904    14,760,211
      UPC Stock Fund                             12,913,725    20,157,793

4. EMPLOYEE STOCK OWNERSHIP PLAN

On January 2, 1997, the Trustee, on behalf of the UPRG ESOP (the Plan's ESOP feature), purchased 3,700,000 shares of common stock of the Company (the "ESOP Shares") for $107,300,000. The ESOP shares were purchased with the proceeds from a note payable from the Company. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to participant accounts in amounts necessary to: a) meet the Company's 200% matching requirement and b) replace the value of any dividends on ESOP shares allocated to participant accounts which are used to repay the note payable from the Company. Principal or interest prepayments may be made to ensure that the Company's matching obligation is met. As a result of 1998 prepayments of principal and interest, current principal and interest requirements on the note payable are $7.0 million annually. At December 31, 1998, the note payable balance of $86,291,322 approximates fair value. Currently scheduled amortization of the note payable is as follows: 1999 - $6,627,550; 2000 - $1,100,000; 2001 - $1,188,000; 2002 -
$1,282,000; 2003 - $1,384,000 and thereafter - $74,709,772.

Once the ESOP shares are allocated to participant accounts, the Company has no rights against such ESOP shares. Accordingly, the financial statements of the Plan for the year ended December 31, 1998 present separately the assets and liabilities of the UPRG ESOP and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock (UPRG ESOP - Allocated) and b) stock not yet allocated to employees (UPRG ESOP - Unallocated).

At December 31, 1998, the UPRG ESOP's investments are presented in the following table:

                                       Allocated    Unallocated
                                       ---------    -----------
Company Common Stock:
Number of Shares:                         579,759     3,106,222
                                     ============  ============
Cost                                 $ 11,115,874  $ 90,080,438
                                     ============  ============
Market                               $  5,255,636  $ 28,150,137
                                     ============  ============

5. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6. PLAN EXPENSES

The Company, as provided by the Plan document, pays the Plan's expenses and reimbursement from the Plan is not required.

7. PLAN AMENDMENTS

Effective January 1, 1997, the Company established the UPRG ESOP (see Notes 1 and 4). During 1998 and 1997, all employer contributions were invested in the UPRG ESOP. Additionally, a participant is 100% vested at all times in the portion of his/her account derived from Company contributions since January 1, 1997. On April 17, 1998, the Plan was amended and restated effective January 1, 1997. Each regular full-time employee is automatically enrolled in the Plan on his/her date of employment with an employee contribution rate of 3% of compensation, as defined by the Plan, unless such employee completes a form indicating his/her election not to participate. Each regular part-time employee is automatically enrolled in the Plan after completion of twelve months of service and 1,000 hours of employment unless such employee completes a form indicating his/her election not to participate. All such contributions are invested in the Vanguard Prime Money Market Fund until each employee makes his/her personal election.

8. FEDERAL INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 27, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

With respect to the operation of the Plan, Plan management was aware of certain operational defects that could adversely affect the tax-exempt status of the Plan. These operational defects were corrected through the use of the Voluntary Compliance Resolution (VCR) program. Submission to the VCR program was originally made on August 5, 1996. Restated submissions were made in 1997. The IRS issued a compliance letter on June 11, 1998 in relation to the VCR. The letter required that all known operational defects be corrected by February 6, 1999. The corrections for the operational defects were implemented by February 6, 1999.

9. PLAN TERMINATION

Although the Plan is intended to be continued by the Company, the Company reserves the right to amend or terminate the Plan. In the event of a Plan termination or partial termination, or the Company permanently ceases to make contributions, all invested amounts shall immediately vest and be nonforfeitable. All funds shall continue to be held for distribution as provided by the Plan.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------

EIN: 13-2626465
PN: 005

                                                                                       Interest
    Identity of Issue or Party Involved                  Investment Type                 Rate         Cost           Current Value
    -----------------------------------                  ---------------                 ----         ----           -------------
  UPR Fixed Income Fund
      AIG Life                               Unallocated Insurance Contract              7.81%     $ 2,602,712        $  2,602,712
      Metropolitan Life                      Unallocated Insurance Contract              7.03%       3,207,913           3,207,913
      New York Life                          Unallocated Insurance Contract              7.16%       3,477,615           3,477,615
*     Vanguard Retirement Savings Trust      Registered Investment Company               5.93%      35,749,513          35,638,943
  Vanguard:
*     500 Index Fund                         Registered Investment Company                          49,012,347          78,309,902
*     U.S. Growth Fund                       Registered Investment Company                          15,384,687          22,591,939
*     Wellington Fund                        Registered Investment Company                          14,794,956          16,721,904
*     International Growth Fund              Registered Investment Company                           7,284,582           8,740,541
*     Total Bond Market Index Fund           Registered Investment Company                           4,235,583           4,332,798
*     Prime Money Market Fund                Registered Investment Company                           5,656,190           5,656,190
  Rainier:
*     Small/Mid Cap Equity Portfolio         Registered Investment Company                           2,473,090           2,395,907
* UPC Stock Fund                             UPC Common Stock, $2.50 par value                       7,603,959          12,913,725
* UPRG Stock Fund                            UPRG Common Stock, no par value                        13,852,932           6,690,697
* PAYSOP                                     UPRG Common Stock, no par value                           879,181             848,610
* UPRG ESOP - Allocated                      UPRG Common Stock, no par value                        11,115,874           5,255,636
* UPRG ESOP - Unallocated                    UPRG Common Stock, no par value                        90,080,438          28,150,137
* Participant Loan Fund                      Participant Loans                        6%-10.5%                           5,562,857
                                                                                                                      ------------
Total assets held for investment purposes                                                                             $243,098,026
                                                                                                                      ============

*  Party in Interest.


    This supplemental schedule lists assets held for investment purposes at
       December 31, 1998 as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

EIN: 13-2626465
PN: 005

                                  Total       Total                                                     Asset Value on
     Identity of Party/         Number of   Number of        Purchase      Selling         Cost of         Transaction
    Description of Asset        Purchases     Sales           Price         Price           Asset             Date        Net Gain
    --------------------        ---------     -----           -----         -----           -----             ----        --------

INDIVIDUAL TRANSACTIONS:
 None


SERIES TRANSACTIONS:

The Vanguard Group:
UPR Fixed Income Fund              260          --         $16,636,309                                    $16,636,309
                                    --         388                       $ 14,345,583    $ 14,299,315      14,345,583    $   46,268

The Vanguard Group:
500 Index Fund                     317          --          12,490,376                                     12,490,376
                                    --         307                         15,766,731      12,099,270      15,766,731     3,667,461

The Vanguard Group:
U.S. Growth Fund                   281          --          11,708,835                                     11,708,835
                                    --         247                         10,080,523       8,667,681      10,080,523     1,412,842

The Vanguard Group:
Prime Money Market Fund            211          --          10,464,820                                     10,464,820
                                    --         116                          6,143,011       6,143,011       6,143,011           --


           This supplemental schedule lists all series and individual transactions in excess of 5% of the fair value of plan assets at the beginning of the year as required by the
    Department of Labor Rules and Regulations for Reporting and Disclosure.